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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                           LAWTER INTERNATIONAL, INC.
                           (NAME OF SUBJECT COMPANY)

                           LIPSTICK ACQUISITION CORP.
                            EASTMAN CHEMICAL COMPANY
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   520786104
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              HAROLD L. HENDERSON
                             100 NORTH EASTMAN ROAD
                           KINGSPORT, TENNESSEE 37662
                           TELEPHONE: (423) 229-2000

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDER)
                            ------------------------

                                WITH A COPY TO:

                             MICHAEL P. ROGAN, ESQ.
                           MARCIA R. NIRENSTEIN, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           1440 NEW YORK AVENUE, N.W.
                             WASHINGTON, D.C. 20005
                           TELEPHONE: (202) 371-7000

                           CALCULATION OF FILING FEE
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
          Transaction valuation*                                          Amount of filing fee**
               $432,358,128                                                      $86,472

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 * For purposes of calculating the filing fee only. This calculation assumes the purchase of an aggregate of 35,294,541 shares of common stock, par value
   $1.00 per share, of Lawter International, Inc. at $12.25 net per share in cash. The amount reflects the purchase of 33,068,076 outstanding shares and 2,226,465 shares issuable pursuant to the exercise of options.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Lipstick Acquisition Corp. for such number of shares.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:  Not applicable.  Filing Party:  Not applicable.
Form or registration                      Date Filed:    Not applicable.
  no.:                   Not applicable.

                               Page 1 of 8 pages
                       Exhibit Index is Located on Page 8
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

    CUSIP NO. 520786104            14D-1     PAGE         2        OF     8

---------------------------------------------------------------------------
  1.       NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Lipstick Acquisition Corp. (E.I.N. applied for)
---------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  [
           ]
           (b) [X]
---------------------------------------------------------------------------
  3.       SEC USE ONLY
---------------------------------------------------------------------------
  4.       SOURCE OF FUNDS*
           AF
---------------------------------------------------------------------------
  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) or 2(f)
           [ ]
---------------------------------------------------------------------------
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
---------------------------------------------------------------------------
  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           None
---------------------------------------------------------------------------
  8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES*
           [ ]
---------------------------------------------------------------------------
  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
---------------------------------------------------------------------------
  10.      TYPE OF REPORTING PERSON*
           CO
---------------------------------------------------------------------------

    CUSIP NO. 520786104            14D-1     PAGE         3        OF     8

---------------------------------------------------------------------------
  1.       NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Eastman Chemical Company (E.I.N. 62-1539359)
---------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a)  [
           ]
           (b) [X]
---------------------------------------------------------------------------
  3.       SEC USE ONLY
---------------------------------------------------------------------------
  4.       SOURCE OF FUNDS*
           WC
---------------------------------------------------------------------------
  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) or 2(f)
           [ ]
---------------------------------------------------------------------------
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
---------------------------------------------------------------------------
  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           None
---------------------------------------------------------------------------
  8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES*
           [ ]
---------------------------------------------------------------------------
  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
---------------------------------------------------------------------------
  10.      TYPE OF REPORTING PERSON*
           CO
---------------------------------------------------------------------------

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Lawter International, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive offices is One Terra Way, 8601 95th Street, Pleasant Prairie, Wisconsin 53142.

     (b) This Statement on Schedule 14D-1 relates to the offer by Lipstick Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Eastman Chemical Company ("Parent"), a Delaware corporation, to purchase all shares of common stock, par value $1.00 per share (the "Shares"), of the Company upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 4, 1999, and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"), at a purchase price of $12.25 per share, net to the tendering stockholder in cash, without interest thereon.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 27, 1999 (the "Merger Agreement"), by and among Parent, the Purchaser and the Company. Pursuant to the Merger Agreement and the Delaware General Corporation Law, as amended (the "DGCL"), as soon as practicable after the completion of the Offer and satisfaction or waiver, if permissible, of all conditions set forth in the Merger Agreement, including the purchase of Shares pursuant to the Offer and the approval and adoption of the Merger Agreement by the stockholders of the Company (if required by applicable law), the Purchaser shall be merged with and into the Company (the "Merger") and each Share then outstanding, other than Shares held by (i) the Company or any of its subsidiaries, (ii) Parent or any of its subsidiaries, including the Purchaser and (iii) stockholders who properly perfect their dissenters' rights under the DGCL, will be converted into the right to receive $12.25 in cash or any higher price per Share paid in the Offer (the "Merger Consideration"), without interest thereon.

     The Company has represented and warranted to Parent and the Purchaser in the Merger Agreement that, as of April 27, 1999, 33,068,076 Shares were issued and outstanding and 2,226,465 Shares were issuable pursuant to the exercise of options. The Merger Agreement provides, among other things, that the Company will not, without the prior written consent of Parent, issue any additional Shares (except upon the exercise of options outstanding on the date thereof) or other securities convertible into, or exercisable or exchangeable for, Shares.

     The information set forth in the Introduction of the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of the Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d); (g) This Statement is being filed by the Purchaser and Parent. The information set forth in Section 9 ("Certain Information Concerning Parent and the Purchaser") of the Offer to Purchase and Schedule I thereto is incorporated herein by reference.

     (e) and (f) The information set forth in Section 9 ("Certain Information Concerning Parent and the Purchaser") of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a)-(b) The information set forth in the Introduction, Section 9 ("Certain Information Concerning Parent and the Purchaser"), Section 11 ("Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements") and Section 12 ("Plans for the Company; Other Matters") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a)-(b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in the Introduction, Section 11 ("Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements") and Section 12 ("Plans for the Company; Other Matters") of the Offer to Purchase is incorporated herein by reference.

     (f)-(g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in the Introduction and Section 9 ("Certain Information Concerning Parent and the Purchaser") of the Offer to Purchase are incorporated herein by reference.

     (b) The information set forth in Section 9 ("Certain Information Concerning Parent and the Purchaser") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction and Section 9 ("Certain Information Concerning Parent and the Purchaser"), Section 11 ("Background of the Offer; Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements") and Section 12 ("Plans for the Company; Other Matters") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     Not applicable.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) Not applicable.

     (b)-(c) The information set forth in the Introduction and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration; Margin Regulations") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(1) Offer to Purchase, dated May 4, 1999.

        (2) Letter of Transmittal.

        (3) Notice of Guaranteed Delivery.

        (4) Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

        (5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

        (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

        (7) Summary Advertisement as published on May 4, 1999.

        (8) Text of Press Release, dated April 28, 1999, issued by Parent (incorporated by reference to Current Report on Form 8-K, filed by Parent on May 3, 1999).

        (9) Text of Press Release, dated May 4, 1999, issued by Parent.

     (b) Not applicable.

     (c)(1) Agreement and Plan of Merger, dated as of April 27, 1999 by and among Parent, the Purchaser and the Company (incorporated by reference to Current Report on Form 8-K, filed by Parent on May 3,
            1999).

        (2) Short Form Merger Option Agreement, dated as of April 27, 1999 by and among Parent, the Purchaser and the Company (incorporated by reference to Current Report on Form 8-K, filed by Parent on May 3,
            1999).

        (3) Confidentiality Agreement, dated as of October 30, 1998 by and among Parent and the Company.

        (4) Employment Agreement, dated as of April 27, 1999, between Parent, the Company and John P. O'Mahoney.

        (5) Letter Agreement, dated April 27, 1999, between Parent and John P. O'Mahoney, granting stock options.

     (d) Not applicable.

     (e) Not applicable.

     (f) Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 1999

                                          LIPSTICK ACQUISITION CORP.

                                          By: /s/ ALLAN R. ROTHWELL
                                            ------------------------------------
                                            Name: Allan R. Rothwell
                                            Title:  President

                                          EASTMAN CHEMICAL COMPANY

                                          By: /s/ ALLAN R. ROTHWELL
                                            ------------------------------------
                                            Name: Allan R. Rothwell
                                            Title:  Senior Vice President and
                                                Chief Financial Officer

                                 EXHIBIT INDEX

     (a)(1) Offer to Purchase, dated May 4, 1999.

        (2) Letter of Transmittal.

        (3) Notice of Guaranteed Delivery.

        (4) Letter from the Dealer Manager to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

        (5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

        (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

        (7) Summary Advertisement as published on May 4, 1999.

        (8) Text of Press Release, dated April 28, 1999, issued by Parent (incorporated by reference to Current Report on Form 8-K, filed by Parent on May 3, 1999).

        (9) Text of Press Release, dated May 4, 1999, issued by Parent.

     (b) Not applicable.

     (c)(1) Agreement and Plan of Merger, dated as of April 27, 1999 by and among Parent, the Purchaser and the Company (incorporated by reference to Current Report on Form 8-K, filed by Parent on May 3,
            1999).

        (2) Short Form Merger Option Agreement, dated as of April 27, 1999 by and among Parent, the Purchaser and the Company (incorporated by reference to Current Report on Form 8-K, filed by Parent on May 3,
            1999).

        (3) Confidentiality Agreement, dated as of October 30, 1998 by and among Parent and the Company.

        (4) Employment Agreement, dated as of April 27, 1999, between Parent, the Company and John P. O'Mahoney.

        (5) Letter Agreement, dated April 27, 1999, between Parent and John P. O'Mahoney, granting stock options.

     (d) Not applicable.

     (e) Not applicable.

     (f) Not applicable.